UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Asta Funding, Inc.
(Name of Subject Company (Issuer)) Asta Funding, Inc. (Names of Filing Persons (Issuer and Offeror))
Common Stock, par value $0.01 per share
(Title of Class of Securities)

0462220109
(CUSIP Number of Class of Securities)

Gary Stern Asta Funding, Inc. 210 Sylvan Avenue Englewood Cliffs, NJ 07632 (201) 567-5648
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kai H. Liekefett, Esq.	Michael J. Swidler
Vinson & Elkins L.L.P.	Vinson & Elkins L.L.P.
666 Fifth Avenue, 26th Floor	666 Fifth Avenue, 26th Floor
New York, NY 10103	New York, NY 10103
(212) 237-0037	(212) 237-0020

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$54,999,993.15	$6,375.00
(1)

Estimated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase 5,314,009 shares of common stock of Asta Funding, Inc. at the tender offer price of $10.35 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introduction

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Asta Funding, Inc., a Delaware corporation (“Asta” or the “Company”), to repurchase up to 5,314,009 shares of its common stock, par value $0.01 per share (the “Shares”), at the price of $10.35 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 19, 2017 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)     The name of the issuer is Asta Funding, Inc. The address and telephone number of the issuer’s principal executive offices are: 210 Sylvan Avenue, Englewood Cliffs, NJ 07632, (201) 567-5648.

(b)     The subject security is Asta’s common stock, par value $0.01 per Share. As of January 17, 2017, there were 11,876,224 Shares issued and outstanding.

(c)     Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Price Range of Shares.”

Item 3.	Identity and Background of Filing Person.

(a)     The filing person to which this Schedule TO relates is Asta Funding, Inc., the issuer of the Shares. The address and telephone number of Asta is set forth under Item 2(a) above. The information about the directors and executive officers of Asta as set forth in the Offer to Purchase under the headings “Section 14 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and “Section 13 — Certain Information Concerning the Company” is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Asta are c/o Asta Funding, Inc., 210 Sylvan Avenue, Englewood Cliffs, NJ 07632, (201) 567-5648.

Item 4.	Terms of the Transaction.

(a)     The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” Introduction, “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer,” “Section 5 — Certain Effects of the Offer,” “Section 6 — Procedures for Tendering Shares,” “Section 7 — Withdrawal Rights,” “Section 8 — Purchase of Shares and Payment of Purchase Price,” “Section 9 — Conditional Tender of Shares,” “Section 10 — Conditions of the Offer,” “Section 12 — Source and Amount of Funds,” “Section 13 — Certain Information Concerning the Company,” “Section 14 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 17 — U.S. Federal Income Tax Considerations” and “Section 18 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders as a result of this transaction.

(b)     The details regarding any purchases from an officer, director or affiliate of Asta are incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer,” “Section 5 — Certain Effects of the Offer” and “Section 14 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)     Information regarding agreements involving Asta’s securities is incorporated herein by reference from the Offer to Purchase under the headings “Section 13 — Certain Information Concerning the Company” and “Section 14 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

On January 6, 2017, The Mangrove Partners Master Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August (collectively, “Mangrove”), and Gary Stern, Chairman and Chief Executive Officer of the Company, entered into a Securities Purchase Agreement (the “Securities Purchase Agreement), pursuant to which Gary Stern (or his permitted assignees) unconditionally agreed to purchase from Mangrove, and Mangrove unconditionally agreed to sell to Mr. Stern (or his permitted assignees), for $10.35 per share all the Shares Mangrove owns that Asta did not purchase pursuant to the Offer. The Securities Purchase Agreement includes certain other customary provisions and a mutual release. The Securities Purchase Agreement is included in this Schedule TO as Exhibit (d)(C).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)     Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 2 — Purpose of the Offer,” “Section 3 — Background of the Offer” and “Section 5 — Certain Effects of the Offer.”

(b)     Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 5 — Certain Effects of the Offer.”

(c)     Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 5 — Certain Effects of the Offer,” “Section 13 — Certain Information Concerning the Company” and “Section 14 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 7.	Source and Amount of Funds or Other Consideration.

(a)     Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 12 — Source and Amount of Funds.”

(b)     Asta will not require financing in connection with the Offer.

(d)     Asta will not borrow any consideration for the Offer. Asta will use cash and cash equivalents and securities available-for-sale to fund the Offer.

Item 8.	Interest in Securities of the Subject Company.

(a)     The information under the heading “Section 14 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b)     The information under the heading “Section 14 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)     The information under the headings “Summary Term Sheet,” “Section 4 — Fairness Opinion” and “Section 19 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b)     Not applicable. The consideration which Asta is offering consists solely of cash. The Offer is not subject to any financing condition, and Asta is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.	Additional Information.

The Company will amend the Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (the “SEC”) after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(1)     The information under the headings “Section 5—Certain Effects of the Offer,” “Section 13 — Certain Information Concerning the Company” and “Section 14 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2)     The information under the heading “Section 16 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3)     The information under the heading “Section 16 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4)     The information under the headings “Section 5 — Certain Effects of the Offer” and “Section 15 — Effects of the Offer on the Market for Shares; Registration under the Exchange Act” in the Offer to Purchase is incorporated herein by reference.

(a)(5)     None. The information under the heading “Section 16 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c)     The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 19, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 19, 2017.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 19, 2017.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release dated January 19, 2017, announcing the commencement of the Offer.

(b)	None.

(d)(A)

Settlement Agreement dated as of January 6, 2017, by and among Asta Funding, Inc., The Mangrove Partners Masters Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Asta Funding, Inc.’s Current Report on Form 8-K dated January 9, 2017).

Exhibit No.	Description
(d)(B)

Voting Agreement dated as of January 6, 2017, by and between Asta Funding, Inc. and Gary Stern, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Asta Funding, Inc.’s Current Report on Form 8-K dated January 9, 2017).

(d)(C)	Securities Purchase Agreement dated as of January 6, 2017, by and among The Mangrove Partners Masters Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, and Gary Stern.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTA FUNDING, INC.

By:	/s/ Gary Stern
Name:	Gary Stern
Title:	Chairman, President & CEO

Date: January 19, 2017

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 19, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 19, 2017.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 19, 2017.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release dated January 19, 2017, announcing the commencement of the Offer.

(b)	None.

(d)(A)

Settlement Agreement dated as of January 6, 2017, by and among Asta Funding, Inc., The Mangrove Partners Masters Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Asta Funding, Inc.’s Current Report on Form 8-K dated January 9, 2017).

(d)(B)

Voting Agreement dated as of January 6, 2017, by and between Asta Funding, Inc. and Gary Stern, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Asta Funding, Inc.’s Current Report on Form 8-K dated January 9, 2017).

(d)(C)	Securities Purchase Agreement dated as of January 6, 2017, by and among The Mangrove Partners Masters Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, and Gary Stern.

(g)	None.

(h)	None.

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